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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a).*

                              --------------------

                               (Amendment No. 1)*

                             MDI ENTERTAINMENT, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    552685109
                                    ---------
                                 (CUSIP Number)

                               C. Gray Bethea, Jr.
                          Scientific Games Corporation
                          1500 Bluegrass Lakes Parkway
                            Alpharetta, Georgia 30004

                                 (770) 664-3700
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 8, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)


                                  Page 1 of 4


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                                                               Page 2 of 4 Pages

                                 SCHEDULE 13D
CUSIP NO.  552685109
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Scientific Games Corporation, Scientific Games Holdings Corp., Scientific Games Finance Corporation, Scientific Games International, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
      The shares of MDI Entertainment, Inc. reported on herein  (b) [X]
      are held by Scientific Games International, Inc., a wholly owned indirect subsidiary of Scientific Games Corporation and of Scientific Games Holdings Corp., and a wholly owned subsidiary of Scientific Games Finance Corporation.
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             708,333
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          708,333
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      708,333
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

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         Amendment No. 1 to Schedule 13D of Scientific Games Corporation
              Respecting the Securities of MDI Entertainment, Inc.

         This filing constitutes Amendment No. 1 to the Schedule 13D filed by Scientific Games Corporation ("SGC"), Scientific Games Holdings Corp. ("SGHC"), Scientific Games Finance Corporation ("SGFC"), Scientific Games International, Inc. ("SGI") (collectively, SGC, SGHC, SGFC and SGI referred to herein as, "Scientific Games") with respect to the common stock of MDI Entertainment, Inc. ("MDI"). The following items of Schedule 13D are hereby amended:

Item 3.  Sources and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Scientific Games is filing this Amendment to Schedule 13D as a result of the May 8, 2002 announcement that Scientific Games and MDI mutually terminated negotiations with respect to the previously announced contemplated acquisition of MDI by Scientific Games. A copy of the joint press release issued by Scientific Games and MDI is filed hereto as Exhibit 99.1.

Item 4.  Purpose of Transaction.
         ----------------------

         Previous Item 4 is deleted in its entirety.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         99.1 Joint Press Release, dated as of May 8, 2002, by Scientific Games Corporation and MDI Entertainment, Inc.

                                  Page 3 of 4

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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 13, 2002
                                       SCIENTIFIC GAMES CORPORATION

                                                By:   Martin E. Schloss
                                                    --------------------------
                                                Name: Martin E. Schloss
                                                Its: Vice President

                                       SCIENTIFIC GAMES HOLDINGS CORP.

                                                By:   Martin E. Schloss
                                                    --------------------------
                                                Name: Martin E. Schloss
                                                Its: Vice President

                                       SCIENTIFIC GAMES FINANCE CORPORATION

                                                By:   Martin E. Schloss
                                                    --------------------------
                                                Name: Martin E. Schloss
                                                Its: Vice President

                                       SCIENTIFIC GAMES INTERNATIONAL, INC.

                                                By:   Martin E. Schloss
                                                    --------------------------
                                                Name: Martin E. Schloss
                                                Its: Vice President

                                  Page 4 of 4